UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Viewbix Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

926711201

(CUSIP Number)

Gix Internet Ltd. (f/k/a Algomizer Ltd.)

11 Derech Menachem Begin Street, Ramat Gan, Israel

+972-09-7741505

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

September 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 926711201

1	NAME OR REPORTING PERSON Gix Internet Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,535,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,535,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,535,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.02%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 11,274,334 of the Registrant’s Common Stock, (ii) warrants to purchase up to 130,333 shares of Common Stock with an exercise price of $0.48 per share, each of such warrant is currently exercisable or exercisable within 60 days of October 3, 2022, and (iii) warrants to purchase up to 130,333 shares of Common Stock with an exercise price of $0.80 per share, each of such warrant is currently exercisable or exercisable within 60 days of October 3, 2022.

(2)	Based on a total of 14,783,964 shares of Common Stock outstanding as of October 3, 2022, which amount was provided to Gix Internet by the Registrant.

CUSIP No. 926711201

1	NAME OF REPORTING PERSON: Eliyahu Yoresh (1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,270
	8	SHARED VOTING POWER: 11,535,000
	9	SOLE DISPOSITIVE POWER: 10,270
	10	SHARED DISPOSITIVE POWER: 11,535,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,545,270(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.09% (3)
14	TYPE OF REPORTING PERSON: IN

(1)	Eliyahu Yoresh is the Chairman of the Board of Directors of Gix Internet and therefore may be deemed a beneficial owner of any shares of Common Stock beneficially owned by Gix Internet.

(2)	Consists of (a) 10,270 shares of Common Stock beneficially owned directly by Eliyahu Yoresh, and (b) 11,535,000 shares of Common Stock beneficially owned by Gix Internet, in which Mr. Yoresh serves as its Chairman of the Board of Directors. To the extent Mr. Yoresh is deemed to beneficially own such shares of Common Stock beneficially owned by Gix Internet, Mr. Yoresh disclaims beneficial ownership of these securities for all other purposes.

(3)	Based on a total of 14,783,964 shares of Common Stock outstanding as of October 3, 2022, which amount was provided to Gix Internet by the Registrant.

CUSIP No. 926711201

1	NAME OF REPORTING PERSON: Liron Carmel (1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,387
	8	SHARED VOTING POWER: 11,535,000
	9	SOLE DISPOSITIVE POWER: 4,387
	10	SHARED DISPOSITIVE POWER: 11,535,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,539,387 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.05% (3)
14	TYPE OF REPORTING PERSON: IN

(1)	Liron Carmel is a member of the Board of Directors of Gix Internet and therefore may be deemed a beneficial owner of any shares of Common Stock beneficially owned by Gix Internet.

(2)	Consists of (a) 4,387 shares of Common Stock beneficially owned directly by Liron Carmel, and (b) 11,535,000 shares of Common Stock beneficially owned by Gix Internet, in which Mr. Carmel serves as a member of the Board of Directors. To the extent Mr. Carmel is deemed to beneficially own such shares of Common Stock beneficially owned by Gix Internet, Mr. Carmel disclaims beneficial ownership of these securities for all other purposes.

(3)	Based on a total of 14,783,964 shares of Common Stock outstanding as of October 3, 2022, which amount was provided to Gix Internet by the Registrant.

This amendment (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on August 13, 2019.

The undersigned, Gix Internet Ltd. (f/k/a Algomizer Ltd.) (“Gix Internet”), hereby files this Amendment No. 1 with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of Viewbix Inc., a Delaware corporation (“Viewbix” or the “Registrant”).

This Amendment No. 1 is being filed by Gix Internet to report the issuance of 10,550,009 shares of Common Stock to Gix Internet in connection with the closing of that certain Agreement and Plan of Merger, dated December 5, 2021, which Agreement closed on September 19, 2022, all as further described under Item 4.

On August 31, 2022, the Registrant filed an Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, pursuant to which the Company, among other things, effected a reverse stock split of the Common Stock at a ratio of 1-for-28 (the “Reverse Stock Split”), as previously disclosed in its Definitive Information Statement on Schedule 14C as filed with the SEC on February 25, 2022 and its Additional Proxy Materials on Schedule 14C as filed with the SEC on June 8, 2022 and August 23, 2022. This Amendment No. 1, and the numbers included herein, reflect the effectiveness of the Reverse Stock Split.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the shares of Common Stock of Viewbix. The principal executive offices of Viewbix are located at 11 Derech Menachem Begin Street, Ramat Gan, Israel.

Item 2.	Identity and Background

(a)-(c) Gix Internet is an Israeli public company traded on the Tel Aviv Stock Exchange Ltd. Gix Internet’s business operations include both (i) the provision of services to the world’s leading search engines through the development, marketing and distribution of free software to millions of Internet users, and (ii) editing and marketing of content in different languages to different target markets, for the purpose of monetizing advertisements on digital marketing and advertising platforms. The address of its principal office and principal place of business is 11 Derech Menachem Begin Street, Ramat Gan, Israel.

The information required by Instruction C to this Amendment No. 1 with respect to (a) the executive officers and directors of Gix Internet, (b) each person controlling Gix Internet and (c) each executive officer and director of any corporation or other person ultimately in control of Gix Internet (individually a “Covered Person” and collectively the “Covered Persons”), is set forth in Exhibit 2 to this Amendment No. 1. Mr. Eliyahu Yoresh and Mr. Liron Carmel are included therein.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the Covered Persons is also set forth in Exhibit 2 to this Amendment No. 1.

(d)-(e) During the last five years, to the best of Gix Internet’s knowledge, neither Gix Internet, nor any of the Covered Persons, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) See (a)-(c).

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock were acquired with the working capital of Gix Internet, Mr. Eliyahu Yoresh and Mr. Liron Carmel, respectively.

Item 4.	Purpose of Transaction

Agreement and Plan of Merger

As previously reported in the Registrant’s Current Report on Form 8-K, filed with the SEC on December 6, 2021 (the “Initial 8-K”), Viewbix entered into a certain Agreement and Plan of Merger (the “Agreement”) with Gix Media Ltd., an Israeli company and a leader in MarTech (Marketing Technology) solutions, mainly in search and content monetization (“Gix Media”) and Vmedia Merger Sub Ltd., an Israeli company and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, following the Merger (as defined below), and upon satisfaction of additional closing conditions, Merger Sub will merge with and into Gix Media, with Gix Media being the surviving entity and wholly-owned subsidiary of the Company (the “Merger”).

The foregoing description of the Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, of which is filed as Exhibit 3 to this Amendment No. 1 and is incorporated by reference herein.

On September 19, 2022, the parties thereto consummated the Agreement (the “Closing”), and as a result all outstanding ordinary shares of Gix Media, having no par value (the “Gix Media Shares”) were exchanged for shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), such that at the Closing, holders of Gix Media Shares held 90% of the Common Stock on a fully diluted basis.

In connection with the Closing, and pursuant to the Agreement, the Registrant issued to Gix Internet 10,550,009 shares of Common Stock. The shares of Common Stock were issued under Regulation S.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The information included herein is based on a total of 14,783,964 shares of Common Stock outstanding as of October 3, 2022, which amount was provided to Gix Internet by the Registrant.

Gix Internet directly owns (i) 11,274,334 of the Registrant’s shares of common stock, par value $0.0001 per share (“Common Stock”) and (ii) warrants to purchase up to 130,333 shares of Common Stock with an exercise price of $0.48 per share, each of such warrant is currently exercisable or exercisable within 60 days of October 3, 2022 and (iii) warrants to purchase up to 130,333 shares of Common Stock with an exercise price of $0.80 per share, each of such warrant is currently exercisable or exercisable within 60 days of October 3, 2022.

Mr. Eliyahu Yoresh is the direct beneficial owner of 10,270 shares of Common Stock.

Mr. Liron Carmel is the direct beneficial owner of 4,387 shares of Common Stock.

(c) No transactions in the shares of Common Stock have been effected by Gix Internet, nor, to the best of Gix Internet’s knowledge, by the Covered Persons, during the past 60 days.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Gix Internet.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither Gix Internet, nor any of the Covered Persons, has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Registrant.

The foregoing summary of the Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 3 to this Amendment No. 1 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	1 Joint Filing Agreement by and among Gix Internet Ltd., Eliyahu Yoresh and Liron Carmel, dated October 3, 2022

Exhibit	2 Name, business address and principal occupation of each (a) executive officer and director of Gix Internet Ltd., (b) each person controlling Gix Internet Ltd. and (c) each executive officer and director of any corporation or other person ultimately in control of Gix Internet Ltd.

Exhibit	3 Agreement and Plan of Merger, dated December 5, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on December 6, 2021).

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

GIX INTERNET LTD.

By:	/s/ Eliyahu Yoresh
Eliyahu Yoresh
Chairman of the Board of Directors

October 3, 2022

ELIYAHU YORESH

By:	/s/ Eliyahu Yoresh
Eliyahu Yoresh

October 3, 2022

LIRON CARMEL

By:	/s/ Liron Carmel
Liron Carmel

October 3, 2022